Exhibit 27(i)



                               SERVICES AGREEMENT

This Services Agreement (Agreement), which is dated as of December 31, 2003, (Effective Date) is between Life Product Developers, Inc., a Connecticut corporation, with its principal office at 3 Timber Springs Road, New Fairfield, Connecticut 06812 ("LPD" or "Vendor(s)"), Mr. Victor Bertolozzi of 5 Greystone Park, Lynn, Massachusetts 01902 ("VB" or "Vendor(s)") and National Life Insurance Company, a Vermont corporation with its principal offices at National Life Drive, Montpelier, Vermont 05602 ("Company" or "NLV"). The Effective Date shall remain December 31, 2003.

WHEREAS, LPD, at Company's request, designed certain variable life insurance products for Company; and

WHEREAS, it is the desire of Company that LPD provide Company with certain ongoing services relating to said variable life insurance products; and

WHEREAS, LPD is ready and willing to provide such services ("Services") to Company; and

WHEREAS, it is the desire of Company and LPD to enter into an agreement pursuant to which Company will compensate LPD for such services rendered.

NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, the parties agree as follows:

1. (A) DEFINITIONS

The parties acknowledge that as used in this Agreement "NLV personnel or employees" or "NLV" or the "Company" shall mean either employees of NLV or employees of Keane, Inc., the third-party information system provider to NLV for all computer feeds and data analysis and collection on behalf of NLV.

I. TERM AND ACCEPTANCE TESTING

THIS AGREEMENT SHALL COMMENCE ON THE EFFECTIVE DATE AND SHALL CONTINUE IN EFFECT FOR THE INITIAL TERM OF THREE YEARS ENDING ON DECEMBER 31, 2006. THE PARTIES ACKNOWLEDGE THAT THE SBP COLI ADMINISTRATION SYSTEM (SBP) AND RELATED SERVICES AS FURTHER DESCRIBED BELOW UNDER SERVICES AND IN THE ATTACHED SOFTWARE LICENSE AND MAINTENANCE AGREEMENT WHICH IS INCORPORATED AND MADE A PART OF THIS AGREEMENT, AS SOON AS PRACTICABLE SHALL BE INSTALLED AT COMPANY AS FURTHER DESCRIBED HEREIN FOR A FULL ACCEPTANCE TESTING EVALUATION, INCLUDING CORRECTION OF ANY SPECIFICATION NON-CONFORMITIES OR ERRORS. THE ACCEPTANCE TESTING REQUIREMENTS SHALL ALSO APPLY TO ALL SUBSTITUTES, REPLACEMENTS, CONVERSIONS, AND UPGRADES OF THE SBP AND RELATED SERVICES. IN THE EVENT THE SBP SYSTEM FAILS TO COMPLY WITHIN THE PERFORMANCE SPECIFICATIONS DURING ANY ACCEPTANCE TEST, COMPANY SHALL HAVE THE RIGHT TO IMMEDIATELY TERMINATE AND SHALL HAVE NO FURTHER OBLIGATION TO MAKE ANY PAYMENT(S) SPECIFIED IN V (B) AND V(C) TO VENDOR FOR SUCH SERVICES. PAYMENTS SPECIFIED UNDER V(D) AND V(E) WILL SURVIVE THE TERMINATION.




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II. SERVICES

Beginning on the 1st of March, 2004 and continuing until December 31, 2006, and subject to the terms and conditions of this Agreement, LPD, as and when requested by Company and during normal business hours of the LPD, agrees to provide the following specified services to Company with respect to the Registered Variable Universal Policies intended primarily for the corporate market (as used in the Agreement, collectively, the "Policies").

1. VB will provide a license to the Company according to the terms and specifications described in Schedule I for an administration system that is capable of calculating periodic policy values and provide applicable accounting feeds, reinsurance feeds and commission feeds as well as monthly policy statements and an illustration system that is capable of providing illustrations according to specification provided by LPD. The system will further be able to issue policies for new insureds.

2. VB will transfer the license to LPD and enable LPD the right to use the illustration system when completed.

3. VB will provide the license to LPD and enable LPD to run the administration system. LPD will be prepared to run the system if and when NLV requests LPD to undertake additional responsibilities to run the system and LPD agrees to assume such additional responsibility. .

4. VB will train NLV personnel to be able to receive all applicable accounting feeds, reinsurance feeds and commission feeds and issue new policies.

5. LPD will assist VB in implementing the product in the administration system, test and validate the calculations of policy values and ensure compliance with respect to applicable tax codes specified under IRC 7702.

6. LPD will test and validate the calculations of policy values of the illustration/inforce reprojection system provided by VB.

7. LPD will provide illustration support with respect to the existing cases to the brokers and agents.

8. LPD will provide case support with respect to existing cases to the brokers and agents. Case support includes interfacing with appropriate underwriting, actuarial and legal representatives of NLV. The parties acknowledge that only duly authorized registered representatives shall solicit new policies under existing cases.

9. LPD will interface with agents with respect to answering questions directed by the Company with respect to reports and statements sent by the Company.



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10. LPD will visit duly authorized registered representatives with applicable licenses in order to generate additional premiums under existing cases. The parties acknowledge that only duly authorized registered representatives shall solicit and place new policies.

III. SOLICITATION

Notwithstanding the foregoing, nothing in this Agreement shall be construed to require LPD to solicit any purchaser or potential purchaser of the Policies or to perform any services or engage in any activities for which a license to sell insurance or securities may be required under any state or federal law.

IV. PAYMENTS TO VB

VB agrees to receive payments from LPD for the services specified in section I above. In no event shall VB have any claim of right to payments, moneys, fees, or other amounts from NLV relating to any services or SBP system, conversions, or upgrades as provided pursuant to the terms of this Agreement, either during or following termination of this Agreement.

V. PAYMENT

 In consideration of LPD's performance of the Services hereunder, and upon the performance of successful Acceptance Testing protocols by Company of such services and/or the SBP system, its conversions or upgrades, Company agrees to pay to LPD the following amounts:

a) A payment in the amount of $50,000 will be paid as of March 1, 2004. An amount of $25,000 will be paid in January 2005 and in January 2006. The payments are in consideration of the delivery, installation and implementation of the COLI administrative software as articulated in Section II, paragraphs 5. and 6. Payments 3 in January 2005 and 4 in January 2006 are contingent upon acceptance testing of the software performed by LPD and approved by NLV.

b) A monthly payment of $21,183 will be paid at the beginning of each calendar month beginning March 1, 2004 and ending in December 2006. The payments are attributable to the services specified in Section II, paragraphs 1 through 4 and 7 through 10. The first payment for the month of March 2004 will be reduced by $5,833.33.

c) An additional monthly payment of $ 2,000 will be paid for illustration system. This payment will begin as of the date of delivery of the licensed software immediately following the acceptance testing performed by LPD and approved by NLV. However, no such additional payment shall be made by NLV in the event the illustration system does not perform in accordance with specifications.

d) 10% of the sale price of the block of business consisting of SBP and any SBPII policies at the time of sale of COLI block.

e) LPD's asset based fee according the existing agreement executed on June 11, 2001between LPD and NLV will be increased to 0.05% per annum attributable to policy assets under SBP and 0.03% per annum attributable to policy assets under SBPII (if any) effective January 2007. Continuation of such fee will be waived by LPD at the time of the sale of the block of COLI business consisting of SBP and any SBPII policies.


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f). In the event NLV decides to issue the private placement policies (SBPII),
NLV reserves the right to request LPD to implement SBPII in the systems, subject to additional fees payable by NLV.

g) For any month in which NLV receives from System reports which contain computational errors, NLV and LPD shall have the right to withhold monthly payment to VB until an error-free report is provided within the expected cure period under Ongoing Support set forth under the attached Schedule Three.

VI. AUTHORIZATION

LPD is authorized to correspond directly with Underwriting department, Corporate actuarial department and legal resources and inform Mr. Charlie Kittredge.


V. (2) Confidentiality and Disclosure.

         (a) Each Party to this Agreement ("Disclosing Party") may disclose to the other party ("Recipient") certain proprietary and confidential information including, without limitation, policyholder information, procedures, COMPANY customer lists, prospect lists, contracted broker and agent lists, and material related to policy design, pricing, filings, marketing and sales administration and systems information ("Information").

         (b) Recipient agrees to maintain, during the Term and thereafter, the Information of the Disclosing Party in confidence using at least the same degree of care as it uses in maintaining as secret its own trade secret, confidential and proprietary information, but always at least a reasonable degree of care.

                  (c) Confidentiality of Information. All tapes, books, reference manuals, instructions, records, information, and data pertaining to the business of each party, including information relating to the Contracts and the names, addresses and other information regarding the annuity owners, which are exchanged or received pursuant to the negotiation of and/or the carrying out of this Agreement shall remain confidential and shall not be voluntarily disclosed to any other person except as required to perform this Agreement. Parties further agree not to use any such information for any purpose other than as directly related to its performance under this Agreement to replace any of the Contracts or to solicit financial services or products. For this purpose, affiliate means any business organization in which Party(s) have a majority ownership interest at the time such contacts is made. Party(s), however, may disclose any information if: 1) pursuant to Court order or the lawful requirement or demand of a government agency; 2) otherwise required by law; or 3) authorized in writing by the applicable Party. Party(s) will, upon request return the tapes, books, reference materials, instructions, records and data mentioned above.


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         (d)  Recipient shall use reasonable efforts to limit access to
              Information received from the Disclosing Party to only those personnel of Recipient who have need of such access for the performance of any obligation of Recipient under this Agreement.

         (e) Recipient shall use information only for purposes of fulfilling its obligations under the Agreement.

         (f) Except as expressly provided in the Agreement, Disclosing Party grants no license, right or interest to Recipient under any copyrights, patents, trademarks, trade secrets or other property rights of Disclosing Party by reason of the disclosure of the Information.

     (g) Each party acknowledges that some Information may, under applicable law, be deemed to be confidential information of third parties (such as natural persons whose lives are insured under a Policy) and agrees to preserve the confidentiality of all Information, which under applicable Law must be treated as confidential. The terms and conditions of this subsection shall survive the termination of this Agreement.


         (h) Indemnification. Each party to this Agreement shall indemnify and hold harmless the other party and its officers, directors, partners, principals, independent contractors, employees, member firms, subcontractors and affiliates and their respective personnel from and against any and all liabilities, losses, damages, costs, expenses (including, without limitation, reasonable attorneys' fees and court costs), interest, penalties or other loss directly or indirectly arising out of, in connection with or with respect to any breach of this Agreement or any fraudulent, criminal, negligent and/or bad faith acts or omissions by such party or its officers, directors, partners, principals, independent contractors, employees, member firms, subcontractors and affiliates and their respective personnel under this Agreement.

         If a party is named in any lawsuit or other proceeding for which such party believes it may be entitled to indemnification hereunder such party shall promptly give notice thereof to the other party, such notice to include a description in reasonable detail of such lawsuit or proceeding and the basis for such party's belief that it may be entitled to indemnification hereunder. The parties shall cooperate in all reasonable respects with each other in defending such lawsuit or proceeding. Party(s) agree not to settle any such lawsuit or proceeding without the written consent of each other. The terms and conditions of this subsection shall survive the termination of this Agreement.

         (i) Arbitration. In the event of any dispute between Company and Vendor(s) with respect to the subject matter of this Agreement or the enforcement of rights hereunder, either party may, by written notice to the other, require such dispute or difference to be submitted to arbitration. This provision, however, shall not be applicable to any dispute that involves a claim by or against a Third Party. The arbitrator or arbitrators shall be selected by agreement of the parties or, if they cannot agree on an arbitrator or arbitrators within twenty (20) days after the notice of such party's desire to have the question settled by arbitration, then the arbitrator or arbitrators


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shall be selected by the American Arbitration Association (the "AAA") in New
York, New York. The determination reached, or award granted, in such arbitration shall be final and binding, to the extent not in violation of law or public policy, on all parties hereto. Enforcement of the arbitration award or determination may be sought in any court of competent jurisdiction. The arbitrators shall not be bound by judicial formalities and may abstain from following the strict rules of evidence. The parties hereby mutually instruct the arbitrators to limit the time and scope of discovery to the greatest extent practicable and request the arbitrators to provide a decision as rapidly as practicable, in each case consistent with the interests of justice, it being the intention of the parties that any arbitration under this Section 7.04 be commenced, conducted and completed, and a decision rendered, as rapidly as practicable. Pending such decision, each party will continue to perform its obligations under this Agreement. Unless otherwise agreed by the parties, any such arbitration shall be conducted in accordance with the rules of the AAA.

         In the event of any litigation or arbitration as provided under this Agreement, or the enforcement of rights hereunder, each party shall bear its own costs and expenses relating to such litigation or arbitration, including reasonable attorney's fees and expenses, unless otherwise provided by the arbitration award or determination. In no extent shall the arbitrators have the right or authority to award consequential, incidental, indirect, special or punitive damages relating to this Agreement. The terms and conditions of this subsection shall survive the termination of this Agreement.

         (j) Compliance. Vendor(s) shall provide staff with the skills necessary to perform the Administrative Services, as determined by Vendor(s) using its reasonable business judgment. Vendor(s) shall obtain and maintain for itself, all licenses necessary for performance under this Agreement.

VII.   PROGRESS REPORT

LPD will meet with Mr. Charlie Kittredge monthly to inform of the progress. The information would include the following:

a) Action plan indicating the status of deliverables of Administrative System until May 2004. b) Status of transferring the existing policies in June, 2004 c) Action plan indicating the status of deliverables of Illustration System beginning July 2004 until completion of acceptance testing by LPD and approval by NLV.
d) Estimated projections of revenues and profits based on one representative age of the COLI block will be submitted upon request. Weekly reports will be supplied to the Company during the installation phase of the project.


VIII. POLICY ADMINISTRATION SYSTEM VENDOR

       LPD is authorized by NLV to purchase the System from VB on behalf of NLV. VB agrees to license NLV to use the system, which license shall include the



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right of Keane, Inc or its duly authorized employees to have full access to the
System on behalf of NLV. VB agrees to work with LPD in order to implement SBP in his system and transfer all existing policies from McCamish System to his system within three months from the date of execution of this contract. VB further agrees to sell the source code to NLV at a price of $225,000 provided that the system is purchased within five years from the date of execution of the contract. Upon purchase of the Source Code, VB will provide the services and materials listed under "Purchase of Source Code" in Schedule 3.

IX. NOTICES

All notices, requests, or other communications required or permitted to be delivered hereunder shall be in writing, delivered personally or forwarded by certified mail, postage, prepaid, or by overnight mail via nationally recognized carrier, to the address set forth on page 1 of this Agreement. Any party hereto may, from time to time, designate in writing any other address to which such notices, requests or other communications shall be sent.

X. INDEPENDENT CONTRACTOR

The parties agree that in performing the services enumerated in this Agreement, LPD shall be an independent contractor. LPD shall not be obliged or expected to devote all resources to the performance of its obligations hereunder, nor shall LPD be obliged or expected to furnish consulting services to Company exclusively during the term of this Agreement. LPD shall be free to provide consulting and other services to other clients during the term of this Agreement.

XI. APPLICABLE LAW

This Agreement shall be interpreted and enforced in accordance with the substantive law of the State of Connecticut.

XII. COUNTERPARTS

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

XIII. SEVERABILITY

The parties agree that if any part, term, or provision of this Agreement is held to be invalid or in conflict with any law or regulation, then the validity of the remaining portions or provisions hereof will not be affected, and the parties' rights and obligations will be construed and enforced as if this Agreement did not contain the particular part, term or provisions held to be invalid.

XIV. TERMINATION

In the event that NLV terminates the agreement within three years, other than for cause as a direct result of either the failure of the SBP system, conversions, or upgrades of such system to perform in accordance with all specifications, or because Company wishes to sale, transfer the COLI block to a Third Party, NLV will continue to pay an amount equal to $15,000 per month until


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the end of the initial three year term. LPD will pay $9,000 per month to VB until the end of the initial three-year term. Termination of this Agreement by the Company during the initial three year term because the SBP system and/or services thereunder do not conform satisfactorily with the terms of this Agreement pursuant to any initial or follow-up Acceptance Testing protocol shall entitle LPD to receive no further payments as described in Section I.

In the event that the failure of the administration system to operate as intended causes substantial damage to NLV's capability to administer existing polices or NLV's reputation is severely damaged, or of any Default or of Act of Insolvency or of Force Majeure as specified under item 10 of the license agreement, NLV shall have no obligation to make any further payments to Vendor(s) as described in Section I.

LPD reserves the right to terminate the agreement without any penalties by providing 6 month notice to the Company. In the event that LPD terminates the agreement, no more payments will be due LPD from NLV.

During the initial or any subsequent term of this Agreement if the number of NLV COLI policies falls below 200 individual pollicies, NLV reserves the right to terminate the Agreement without having to make any further payments to LPD.

XIV. ENTIRE AGREEMENT AND MODIFICATION

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof. No modifications or amendment of this Agreement or any provision thereof shall be binding unless executed in writing by both parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Life Product Developers, Inc.          Victor Bertolozzi



---------------------------------      ----------------------


By:                                    By:
Name: Kiri Parankirinthan              Name: Victor Bertolozzi
Title: President                       Date:
Date:

National Life Insurance Company

--------------------------------
By:
   -----------------------------

Name: Charles Kittredge
                       ------------------------
Title:   Senior Vice President
                              -----------------
Date:



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                   SOFTWARE LICENSE AND MAINTENANCE AGREEMENT

This Agreement is made between National Life of Vermont ("company") located at One National Life Drive, Montpelier, VT 05604, Life Product Developers, Inc.
(LPD) located at 3 Timber Springs Road, New Fairfield, CT 06812 and Victor Bertolozzi ("VB") with a principal place of business at 5 Greystone Park, Lynn, MA 01902.

1. DEFINITIONS

(a) "Software" means the computer programs and documentation listed in Schedule 1 attached to this Agreement. The Software licensed shall include in its meaning, in addition to the description contained in Schedule 1, any improvements, additions, or modifications of the version or versions of the Software which VB has licensed LPD and the Company to use and materials related thereto and all materials, documentation, and technical information provided to LPD and the Company in written form for use in connection with the Software.

(b) "Install" means placing the Software on a computer's hard disk, CD-ROM or other secondary storage device.

(c) "Use" means (i) executing or loading the Software into computer RAM or other primary memory, and (ii) copying the Software for archival or emergency restart purposes.

(d) "Source Code" means human readable copies of the Software consisting of instructions to be executed upon a computer in the language used by its programmers (i.e. prior to compilation).

2. GRANT OF RIGHTS

VB hereby grants to the Company and LPD a nonexclusive license to install and use the Software on an unlimited number of single-user computers in its possession.

3. LICENSE TERM

This License is effective when executed by all three parties and the license granted to the Software remains in force until the Company and LPD stop using the Software or until VB terminates this Agreement because of The Company's failure to comply with any of its terms and conditions.

4. LICENSE FEE

LPD agrees to pay VB the license fee set forth in the attached Schedule 2 provided that NLV fulfills its payment obligations specified herein.

5. DELIVERY AND INSTALLATION

VB shall deliver the Software at the time, place and order of delivery as described in Schedule 1. VB shall install the Software and provide necessary support services, including training, in accordance with the terms set forth herein. VB shall notify LPD and the Company that the program is ready for acceptance testing no later than the date set forth in Schedule 1.


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6. SERVICES PROVIDED

Maintenance. VB shall maintain the Software so that it operates in conformity with all descriptions and specifications herein, including specifications for performance of all improved or modified versions of the Software which the Company and LPD has been licensed to use. VB shall correct all errors discovered by the Company or LPD.

Support. In the event that the Company or LPD detects any error, defect or nonconformity in the Software, VB shall furnish complete off-site telephone support, in the form of consultations, assistance and advice on the use and maintenance of the Software.

While this License is in effect, VB will also provide the services listed in
Schedule 3.

7. ESCROW

Concurrent with delivery of the Software hereunder, VB shall place a copy of the source code for the Software into escrow with the Company. The company shall not examine or use the source code for any purpose except under the following conditions:

(a) The death of VB.

(b) VB becomes unable to perform the services under this Agreement due to disability.

(c) VB becomes insolvent, makes a general assignment for the benefit of creditors, suffers or permits the appointment of a receiver for its business or assets, becomes subject to any proceeding under any bankruptcy or insolvency law whether domestic or foreign, or has wound up or liquidated, voluntarily or otherwise.

(d) The source code is purchased by the Company.

8. COPIES OF SOFTWARE

The Company shall have the right to reproduce the software and documentation for the exclusive use of the Company and LPD. The Company shall have the right to reproduce for archival purposes all of the Software and documentation. In the event of loss of or damage to the Software, LPD and the Company may acquire an additional copy of the Software at no additional expense except the reasonable costs of the medium, handling and shipping.

9. SOFTWARE MAINTENANCE

While this Agreement is in effect, VB shall provide to the Company and LPD any new, corrected, or enhanced version of the Software as created by the VB. Such enhancement shall include all modifications to the Software which increase the speed, efficiency or ease of use of the Software, or add additional capabilities or functionality of the Software, but shall not include any substantially new or rewritten version of the Software.


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10. TERMINATION

Default. Either party has the right to terminate this Agreement if the other party breaches or is in default of any obligation hereunder, which default is incapable of cure or which, being capable of cure, has not been cured within seven (7) days after receipt of notice of such default from the non-defaulting party or within such additional cure period as the non-defaulting party may authorize. VB shall also be deemed in default if the Software program continues to exhibit defects causing serious disruption of use and/or repeated periods of downtime, notwithstanding VB's remedial or maintenance efforts, over a continuous period of six months or more.

Act of Insolvency. Customer may terminate this Agreement by written notice to Licensor, and may regard the other party as in default of this Agreement, if Licensor becomes insolvent, makes a general assignment for the benefit of creditors, suffers or permits the appointment of a receiver for its business or assets, becomes subject to any proceeding under any bankruptcy or insolvency law whether domestic or foreign, or has wound up or liquidated, voluntarily or otherwise.

Force Majeure; Suspension and Termination. In the event that either party is unable to perform any of its obligations under this Agreement or to enjoy any of its benefits because of (or if loss of the Software is caused by) natural disaster, actions or decrees of governmental bodies or communications line failure not the fault of the affected party (hereinafter referred to as a "Force Majeure Event"), the party who has been so affected immediately shall give notice to the other party and shall do everything possible to resume performance. Upon receipt of such notice, this Agreement shall immediately be suspended. If the period of non-performance exceeds fifteen (15) days from the receipt of notice of the Force Majeure Event, the party whose ability to perform has not been so affected may by giving written notice terminate this Agreement. However, delays in delivery due to Force Majeure events shall automatically extend the delivery date for a period equal to the duration of such events; any warranty period affected by a force majeure event shall likewise be extended for a period equal to the duration of such event.

11. RETURN OR DESTRUCTION OF SOFTWARE UPON TERMINATION

Upon termination of this License, the Company and LPD shall return to VB or destroy the original and all copies of the Software including partial copies and modifications. VB shall have a reasonable opportunity to conduct an inspection of the Company's place of business and LPD's place of business to assure compliance with this provision.

12. TITLE TO SOFTWARE

VB retains title to and ownership of the Software and all enhancements, modifications and updates of the Software.

13. MODIFICATION AND ENHANCEMENTS

The Company or LPD will make no efforts to reverse engineer the Software, or make any modifications or enhancements without VB's express written consent.



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14. WARRANTY

(a) Warranty of Title

VB hereby represents and warrants to the Company and LPD that VB is the owner of the Software or otherwise has the right to grant to the Company and LPD the rights set forth in this Agreement. In the event of any breach or threatened breach of the forgoing representation and warranty, the Company's and LPD's sole remedy shall be to require VB to either: I) procure, at the VB's expense, the right to use the Software, ii) replace the Software or any part thereof that is in breach and replace it with Software of comparable functionality that does not cause any breach, or iii) discontinue the receipt of any further monthly payments from LPD.

(b) Warranty of Functionality

For a period of three years following delivery of the Software to The Company (the "Warranty Period"), VB warrants that the Software shall perform in all material respects according to VB's specifications concerning the Software when used with the appropriate computer equipment. In the event of any breach or alleged breach of this warranty, the Company and LPD shall promptly notify VB and return the Software to VB at LPD's expense. The Company's sole remedy shall be that the VB shall correct the Software so that it operates according to the warranty. This warranty shall not apply to the Software if modified by anyone or if used improperly or on an operating environment not approved by VB.

THE WARRANTY GRANTED HEREIN IS IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

VB's entire liability and VB's sole and exclusive remedy for breach of the foregoing warranty shall be, at VB's option, to either:

        (a) o return to The Company the license fee for the period in which the Software did not perform according to this warranty, or

        (b)  o repair the defects or replace the Software.

15. CONFIDENTIALITY

Each party acknowledges that all information concerning the other party is "Confidential and Proprietary Information." Each party agrees that it will not permit the duplication, use or disclosure of any such Confidential and Proprietary Information to any person (other than its own employee who must have such information for the performance of his obligations under this Agreement), unless authorized in writing by the other party. "Confidential and Proprietary Information" is not meant to include any information which, at the time of disclosure, is generally known by the public and any competitors of either party. Neither party shall use the name(s), trademark(s) or trade name(s), whether registered or not, of the other party in publicity releases or advertising or in any other manner, including customer lists, without securing the prior written approval of the other party.


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Licensor agrees to allow access to the Software to on-site
consultants/contractors performing work on behalf of Customer.

The Company and LPD will treat the Software, including any source code held in Escrow, as trade secrets and proprietary know-how belonging to VB that is being made available to the Company and LPD in confidence. The Company agrees to treat the Software with at least the same care as it treats it own confidential or proprietary information.

16. ARBITRATION

The parties agree to submit any dispute under this License to binding arbitration in the state of Vermont under the rules of the American Arbitration Association. Judgment upon the award rendered by the arbitrator may be entered in any court with jurisdiction to do so.

17. ATTORNEY FEES

If any legal action is necessary to enforce this License, the prevailing party shall be entitled to reasonable attorney fees, costs and expenses in addition to any other relief to which it may be entitled.


18. LIMITATION OF LIABILITY

VB shall not be responsible for, and shall not pay, any amount of incidental, consequential or other indirect damages, whether based on lost revenue or otherwise, regardless of whether VB was advised of the possibility of such losses in advance. In no event shall VB's liability hereunder exceed the amount of license fees paid by LPD, regardless of whether the Company's claim is based on contract, tort, strict liability, product liability or otherwise.

19.  TAXES

The Company shall be responsible for the payment of all taxes in connection with this Agreement, except for any tax based on VB's net income.

20. GENERAL PROVISIONS

         (a) Complete Agreement: This License together with all schedules or other attachments, which are incorporated herein by reference, is the sole and entire Agreement between the parties. This Agreement supersedes all prior understandings, agreements and documentation relating to such subject matter.

         (b) Modifications to License: Modifications and amendments to this License, including any exhibit or appendix hereto, shall be enforceable only if they are in writing and are signed by authorized representatives of both parties.

         (c) Applicable law: This License will be governed by the laws of the State of Vermont.


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


         (d) Notices: All notices and other communications given in connection with this License shall be in writing and shall be deemed given as follows:

         o When delivered personally to the recipient's address as appearing in the introductory paragraph to this License;

         o Three days after being deposited in the United States mails, postage prepaid to the recipient's address as appearing in the introductory paragraph to this License; or

         o When sent by fax or telex to the last fax or telex number of the recipient known to the party giving notice. Notice is effective upon receipt provided that a duplicate copy of the notice is promptly given by first-class or certified mail, or the recipient delivers a written confirmation of receipt.

         Any party may change its address appearing in the introductory paragraph to this License by giving notice of the change in accordance with this paragraph.

         (e) No Agency: Nothing contained herein will be construed as creating any agency, partnership, joint venture or other form of joint enterprise between the parties.

         (f) Assignment: The rights conferred by this License shall not be assignable by The Company without VB's prior written consent. VB may impose a reasonable license fee on any such assignment

























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                                   SCHEDULE 1
                             Description of Software


GENERAL DESCRIPTION

The software consists of two separate systems:

(a) The Illustration System. The Illustration System generates illustrations of life insurance policies, both new policies and inforce policies.

(b) The Administration System. The Administration System is used to administer variable universal life insurance policies.

Both systems are designed to operate on Personal Computers running the Windows operating system.

It is anticipated under this Agreement that the Administration System will be used by between one and four employees of the Company.

It is anticipated that the Illustration System will be used by between one and four employees of the Company and LPD, and with a limited number (less than 12) of sales agents of the company.






















                                       15
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                             SCHEDULE 1 (CONTINUED)


SPECIFIC FUNCTIONALITY FOR ADMINISTRATION SYSTEM


CATEGORY 1

Category 1 is the functionality required to administer the Company's registered Corporate VUL product, including inforce policies. All Category 1 functionality will be provided no later than three months after the execution of this Agreement. At that time, a one month Acceptance Testing period will commence, which will include parallel processing with the existing system.


PRODUCT

         Implementation of registered Corporate VUL product, including:
                  Loads and charges
                  All available transactions
                  Death benefit options 1, 2, 3
                  Cash value enhancement


NEW BUSINESS PROCESSING

         Load new business spreadsheet
         Create Generic Policy Specifications Pages

REPORTS

         Case Level

                  User Requested Reports Cash Value Quote Policy Value Report Cash Value Report Death Benefit Report Fund Value Totals Report Fund Value by Policy Report Premium Report Loans and Withdrawals Report Seven Pay Report Guideline Premium Report

         Policy Level

                  Automated Reports
                           Periodic Statements
                           Transaction Confirmations
                           Billing Statements
                           Lapse Notices




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


                  User Requested Reports
                           Cash Value Quotes
                           Financial History
                           Transaction Details
                           Seven Pay History
                           Guideline Premium History
                           Other reports showing calculation details

         Corporate

                  Automated Reports
                           Internal Performance Report
                           Product Report by quarter and year
                           Weekly Morningstar report
                           Monthly Morningstar report
                           Audit Report
                           Daily m&e report
                           Trade report

FEEDS

         The System will generate the following feeds:

                  General Ledger
                  Commission
                  Reinsurance
                  Valuation
                  Policy History
                  Client Index
                  Trade Feed


TRANSACTIONS

     For each transaction, system will generate the appropriate accounting records in the accounting feed, produce the confirmation (if appropriate) and provide undo functionality.


         Premium Payments - includes ability to waive loads, allocate to specific funds 1035 Exchange Payments - with existing loan, existing basis, existing MEC status Partial Withdrawal, including ability to allocate to specific funds, waive face reduction New Loan, including ability to allocate to specific funds Loan Repayment, including ability to allocate to specific funds Death Claim Surrender Lapse Not Taken Free Look Monthly processing (coi charges, etc.) Anniversary processing (loan interest capitalization, etc.)

         Face Increase - new coverage layer with ability for coverage specific ratings Face Reduction Change Death Benefit Option

         Transfers (available at case, group, and policy level)
                  Free Look Transfer
                  Reallocation
                  Dollar Amount
                  Percentage Amount
                  Dollar Cost Averaging

         Change Premium Allocation (case, group and policy level) Change Monthly Deduction Allocation (case, group and policy level)

         Non-financial
                  Owner Change
                  Beneficiary Change
                  Billing Change

7702/7702A COMPLIANCE

         Full MEC Testing
                  Calculation of 7 pay premiums
                  Reduction processing
                  Material Change processing
         Full Guideline Premium Testing
                  Calculation of guideline premiums, initial and on changes Full CVAT Testing
                  NSP/Corridor calculations
                  Deemed Cash Value and unnecessary premium


CONVERSION

         Conversion of all existing in-force policies. Conversion is contingent on the Company providing or making available to VB all relevant inforce policy data in electronic format. This includes, but is not limited to:
                  historical nav's and unit values
                  historical non-system generated transactions, such as premium payments withdrawals loans and loan repayments face increases db option changes other changes that affect policy values transfers historical premium allocations and deduction allocations current commission split data current reinsurance data

CATEGORY 2

Category 2 functionality is functionality that is not immediately required. It is anticipated that this functionality would be provided within six months of the effective date of this agreement, but if VB, LPD and the Company agree, any of the items below may be delayed, or other items may be substituted.


PRODUCT

         Automatic reblending of sex/smoking status should be Day 2. Product customization at case, group, and policy level - Day 2.


NEW BUSINESS PROCESSING

         State Specific Policy Pages

TRANSACTIONS

         Change Ratings
         Change Sex
         Change Smoking Status
         Change Age
         Reinstatement

7702/7702A COMPLIANCE

         On-line Premium Testing (Note, the system does not currently test premium against 7 pay or guidelines before application, but reports can be generated so that premium can be checked manually) Necessary Premium Test for Guideline Premium Policies


DOCUMENTATION

     Updating of both on-line and printed documentation to reflect system enhancements and processing instructions for the Company.

VALIDATION

         Automatic validation of items entered into the system, including but not limited to:

                  State Approvals
                  Agent Status
                  Policy parameters (valid issue ages, minimum face, etc.)

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                                   SCHEDULE 2
                                   License Fee

The License Fee is the sum of

(a) $9,000 per month, payable at the beginning of each month the license is in effect.

(b) $2,000 per month, payable at the beginning of each month after the illustration software is approved by LPD.

                                   SCHEDULE 3
                                Services Provided

The following services are provided under the License Fee:


IMPLEMENTATION

Product Installation of one registered CVUL product Conversion of existing policies.


TESTING

All system testing and trouble-shooting during the three month implementation period.
It is anticipated that after the three month implementation period, there will be a one month parallel test with the existing administration system.


TRAINING

Reasonable and necessary training for Company personnel. Training will include but not be limited to:

         Daily operation of system
                  Entering new policies
                  Entering transactions
                  Importing data
                  Running nightly batch
                  All other information needed to properly run the system.


ONGOING SUPPORT

SEVERITY LEVELS
The Production Support and User Support services are classified based on the business criticality and/or breadth of the outage. Following are descriptions of each severity type:

SEVERITY 1 - A production event that results in a critical outage or critical reduction in Application function of a mission critical or time-dependant business Application that prohibits the use of the system and requires immediate resolution. Examples of Severity 1 events include Application failure, batch failure, data corruption, or other events that impact client ability to conduct business.

SEVERITY 2 - A production event that results in a partial outage or reduction in Application function that reduces the use of the system but does not immediately impact the business. Examples of Severity 2 events include Application failure for non-mission critical functions or non-time-dependant functions, data corruption, data feed failure, prevent proper execution of batch processes, or other events that impact the Application function.

SEVERITY 3 - A production event that results in a non-critical outage, non-critical reduction in Application function, or request for assistance (e.g., request for facsimile broadcast). This type of event requires research and correction but does not prohibit general use of the system or client ability to conduct business. An example of a Severity 3 event includes non-critical report failure or problems not related to business use (such as excessive error log files).

  --------------------- -------------------------------- ---------------------- ------------------ --------------------
  TYPE                  COMMITMENT                                                                    SERVICE LEVEL
                                                             SERVICE LEVEL          COVERAGE            [CURRENT]

  --------------------- -------------------------------- ---------------------- ------------------ --------------------
  SEVERITY LEVEL 1      RESPONSE WITHIN 2 HOURS OF       99% RESPONSE                              99% RESPONSE
                        NOTIFICATION                     ACHIEVEMENT                               ACHIEVEMENT
                        ASSESSMENT WITHIN 4 HOURS OF     99% ASSESSMENT             ALL HOURS      99% ASSESSMENT
                        NOTIFICATION                     ACHIEVEMENT                               ACHIEVEMENT
                        RESOLUTION AS AGREED TO BY       99% RESOLUTION                            99% RESOLUTION
                        BUSINESS UNIT AND IT             ACHIEVEMENT                               ACHIEVEMENT
  --------------------- -------------------------------- ---------------------- ------------------ --------------------
  SEVERITY LEVEL 2      RESPONSE WITHIN 2 HOURS OF       99% RESPONSE                              99% RESPONSE
                        NOTIFICATION                     ACHIEVEMENT                               ACHIEVEMENT
                        ASSESSMENT WITHIN 4 HOURS OF     99% ASSESSMENT           ALL BUSINESS     99% ASSESSMENT
                        NOTIFICATION                     ACHIEVEMENT                  HOURS        ACHIEVEMENT
                        RESOLUTION AS AGREED TO BY       99% RESOLUTION                            99% RESOLUTION
                        BUSINESS UNIT AND IT             ACHIEVEMENT                               ACHIEVEMENT
  --------------------- -------------------------------- ---------------------- ------------------ --------------------
  SEVERITY LEVEL 3      RESPONSE WITHIN 2 HOURS OF       99% RESPONSE                              99% RESPONSE
                        NOTIFICATION                     ACHIEVEMENT                               ACHIEVEMENT
                        ASSESSMENT WITHIN 24 HOURS OF    99% ASSESSMENT           ALL BUSINESS     99% ASSESSMENT
                        NOTIFICATION                     ACHIEVEMENT                  HOURS        ACHIEVEMENT
                        RESOLUTION AS AGREED TO BY       99% RESOLUTION                            99% RESOLUTION
                        BUSINESS UNIT AND IT             ACHIEVEMENT                               ACHIEVEMENT
  --------------------- -------------------------------- ---------------------- ------------------ --------------------



SOFTWARE UPDATES

VB will provide the Company and LPD will all normal updates to the system, including support for the installation of such updates. Such updates would include, for example, improvements like an improved report generator, enhanced interface features, and enhancements to improve processing time. A major new component of the system, such as the addition of a pricing component, or web-enabled capabilities, or features would require a significantly different operating environment, would not be considered a normal update. Also major changes to the feeds and other reports created by the system would not be included as a normal update to the system.

SERVICES PROVIDED UPON PURCHASE OF SOURCE CODE BY THE COMPANY

Complete documentation of the source code.
Training for Company personnel, on the internal design of the system. Up to 200 hours of training will be provided under the purchase price. Additional training would be provided at VB's then current hourly rate.


MISCELLANEOUS

Reasonable travel expenses to and from the offices of the Company and LPD covered by VB.

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